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                                                             Exhibit 11(a)(10)


Contact:  London:
          Smithfield Financial
          John Kiely
          0171 360 4900

          New York:
          Kekst and Company
          Ruth Pachman
          212-521-4800

FOR IMMEDIATE RELEASE

            STAGECOACH RECEIVES FAVORABLE INFORMAL ADVISORY OPINION
                     FROM THE SURFACE TRANSPORTATION BOARD
                        FOR ITS ACQUISITION OF COACH USA



LONDON, ENGLAND, JUNE 28, 1999 -- Stagecoach Holdings plc today announced that it has received a favorable informal advisory opinion from the United States Surface Transportation Board ("STB") regarding its proposed use of a voting trust in the tender offer by its subsidiary, SCH Holdings Corp., for all outstanding shares of common stock of Coach USA, Inc. (NYSE:CUI) at a price of $42.00 per share. The receipt of the informal advisory opinion, assuming it is not withdrawn, satisfies one of the main conditions of the tender offer.

The tender offer remains subject to the approval of Stagecoach's shareholders, expiration of the Hart-Scott-Rodino waiting period and tender of at least a majority of Coach's common stock, as well as the other conditions described in the Offer to Purchase relating to the tender offer.

As previously disclosed in filings with the Securities and Exchange Commission, Stagecoach has scheduled an extraordinary general meeting of its shareholders on July 19, 1999 to approve the acquisition of Coach, and has entered into definitive financing agreements regarding the financing for the acquisition.

The tender offer and withdrawal rights will expire at 10:00 a.m., New York City time, on Monday, July 26, 1999, unless the tender offer is extended in the manner described in the Offer to Purchase dated June 18, 1999.



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